SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003.

OR

☐ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

Commission file number 0-24557

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

B.  Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION
8270 GREENSBORO DRIVE, SUITE 500
MCLEAN, VA 22102
(703) 584-3400

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Board of Directors
Cardinal Financial Corporation 401(k) Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Cardinal Financial Corporation 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Cardinal Financial Corporation 401(k) Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) as of and for the plan year ended December 31, 2003 of Assets Held at End of Year (schedule I) and Reportable Transactions (schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
June 11, 2004

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Statements of Assets Available for Benefits
(Modified Cash Basis)
December 31, 2003 and 2002

	2003	2002

Assets:
Investments, at fair value	$2,414,843	$1,341,478

Assets available for benefits	$2,414,843	$1,341,478

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Statement of Changes in Assets Available for Benefits
(Modified Cash Basis)

Year ended December 31, 2003

Additions to assets attributed to:
Investment income:
Dividend and interest income	$21,575
Net appreciation in fair value of investments	778,227
Participant contributions	388,316
Employer contributions	105,485
Total additions	1,293,603

Deductions from assets attributed to:
Benefits paid to participants	219,442
Adminstrative expenses	796
Total deductions	220,238
Net increase	1,073,365
Assets available for benefits at beginning of year	1,341,478
Assets available for benefits at end of year	$2,414,843

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Notes to Financial Statements
(Modified Cash Basis)
December 31, 2003 and 2002

(1)                                 Description of Plan

The following description of the Cardinal Financial Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

(a)                                 General

The Plan is a defined contribution plan sponsored by Cardinal Financial Corporation (the Employer), covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)                                 Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Contributions are subject to certain limitations.

(c)                                  Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years, but may exceed five years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.62% to 7.82%, which are commensurate with prevailing market rates. Principal and interest are paid ratably through biweekly payroll deductions. Participants are limited to one outstanding loan. As of December 31, 2003 and 2002, participant loans totaled $11,496 and $4,271, respectively.

(d)                                 Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                                  Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts plus actual earnings thereon varies, but in general, begins after one year of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65.

(f)                                    Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                                 Forfeited Amounts

On termination of service, the nonvested portion of a participant’s employer contributions are used to reduce the future amount of employer matching contributions. At December 31, 2003 and 2002, there were no forfeited nonvested accounts available to reduce employer contributions.

(h)                                 Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)                                 Summary of Significant Accounting Policies

(a)                                 Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that the Plan recognizes contributions and investment income when received, rather than as earned.

(b)                                 Use of Estimates

The preparation of financial statements prepared using a modified cash basis of accounting requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from assets during the reporting period. Actual results could differ from the estimates.

(c)                                  Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds and the Employer common stock fund are valued using quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments, including investments sold during the year, is determined on a first in first out (FIFO) basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

(d)                                 Payment of Benefits

Benefits are recorded when paid.

(3)                                 Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)                                 Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2003 and 2002:

	2003
	Fair value	Percentage of plan assets
Cardinal Financial Corporation Common Stock Fund	$1,394,713	57.76%
Washington Mutual Investors Fund	202,014	8.36%
Investment Co. of America Fund	168,697	6.99%
Growth Fund of America	131,306	5.44%

	2002
	Fair value	Percentage of plan assets

Cardinal Financial Corporation Common Stock Fund	$696,834	51.95%
Washington Mutual Investors Fund	126,179	9.41%
Investment Co. of America Fund	124,090	9.25%
Legg Mason Cash Reserve Fund	87,998	6.56%
Putnam International Growth Fund	85,622	6.38%

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $778,227, as follows:

Franklin US Govt Securities Fund	$(663)
Investment Co. of America Fund	29,201
Washington Mutual Investors Fund	33,516
Growth Fund of America Fund	27,290
Legg Mason Value Trust Fund	22,621
American Bond Fund	4,435
Lord Abbett Research SM Cap Fund	19,962
Putnam International Growth Fund	22,787
Cardinal Financial Corporation Common Stock Fund	619,078
Net appreciation in the fair value of investments	$778,227

(5)                                 Related Party Transactions

The Cardinal Financial Corporation Common Stock Fund is a unitized stock fund invested in securities issued by the Employer. Transactions involving this common stock fund qualify as party-in-interest transactions.

(6)                                 Tax Status

The Plan is a standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated April 21, 2004 has been received and on which the Employer is relying. The Employer and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Schedule I

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Schedule H, Line 4i -Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Legg Mason Cash Reserve Fund	Mutual Fund	$80,810
Franklin US Govt Securities Fund	Mutual Fund	27,897
Investment Co. of America Fund	Mutual Fund	168,697
Washington Mutual Investors Fund	Mutual Fund	202,014
Growth Fund of America Fund	Mutual Fund	131,306
Legg Mason Value Trust Fund	Mutual Fund	105,272
American Bond Fund Fund	Mutual Fund	82,398
Lord Abbett Research SM Cap Fund	Mutual Fund	90,461
Putnam International Growth Fund	Mutual Fund	119,779
*Cardinal Financial Corporation Common Stock Fund	Common Stock Fund	1,394,713

*Participant loans	4 participant loans with interest rates from 4.62% to 7.82%	11,496
Total		$2,414,843

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

Schedule H, Line 4j -Schedule of Reportable Transactions*
(Modified Cash Basis)

Year ended December 31, 2003

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Series of transactions:
Cardinal Financial Corporation**	Common Stock Fund	$	$147,680	$110,282	$147,680	$37,398

Cardinal Financial Corporation**	Common Stock Fund	226,479	—	226,479	226,479	n/a

* A reportable transaction is any transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transactions exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

** Denotes a party-in-interest.

See accompanying  report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION 401(k) PLAN

DATE:	June 28, 2004	/s/ Domingo Rodriguez
Domingo Rodriguez
Senior Vice President and Chief Financial Officer